SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December 2020

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Form 6-K is being furnished to update the disclosure on the development of an amendment to the terms and conditions for electricity supply (the “Terms and Condition for Electricity Supply”) in the Form 6-K of Korea Electric Power Corporation (“KEPCO”), dated June 26, 2020.

On December 16, 2020, the Board of Directors of KEPCO resolved to adopt an amendment to the Terms and Condition for Electricity Supply described below and such amendment was approved by the Ministry of Trade, Industry & Energy of the Republic of Korea on December 17, 2020.

•	To introduce a cost pass-through tariff system by separately billing climate/environment tariff and introducing fuel cost adjusted tariff;

•	To improve residential tariff by adjusting the rate discount for non-discretionary use and optional seasonal & hourly tariff;

•

To establish a cost-based tariff system by expanding seasonal & hourly tariff for commercial/industrial use and refining tariff discounts for energy storage systems and privately-owned renewable generation

Details of the amendment to the Terms and Condition for Electricity Supply are included in the attachment hereto released by the Ministry of Trade, Industry & Energy of the Republic of Korea.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Byung-in

Name: Kim, Byung-in
Title: Vice President

Date: December 18, 2020

Attachment

Rational tariff adjustment finalized

including a cost pass-through system

- Provide price signal by reflecting fuel cost and encourage efficient use of electricity

- Separate climate cost billing to transparently disclose cost and increase market acceptance

December 17, 2020

☐	MOTIE (Ministry of Trade, Industry & Energy) & KEPCO (Korea Electric Power Corporation) announced revised tariff system on Dec. 17, 2020.

☐	This new tariff system has enhanced fuel cost pass-through as emphasized in the 3rd Energy Master Plan while,

enhancing transparency by separately billing climate/environment related cost and includes a plan to improve residential tariff & more.

☐

Current tariff system did not reflect cost changes, e.g., oil price, since 2013; and climate change related costs (e.g., renewable energy expansion, greenhouse gas reduction) were not explicitly disclosed to date.

Accordingly, price signals were not properly delivered to consumers with weak tariff predictability while failing to raise consumer awareness on climate/environment related cost impact*.

* Raised as issues in Climate Environment Conference (Nov. 2020), National Assembly Hearing (6 times), Forums (6 times)

☐

KEPCO submitted to MOTIE a newly revised Terms and Conditions for Electricity Supply, including this revised tariff plan on Dec.16th; and MOTIE approved the plan after reviewing in the Electricity Regulatory Commission (KOREC) on Dec. 17th.

Fuel Cost Adjusted Tariff

A.	Summary: Fuel Cost Adjusted Tariff is newly added to reflect fuel cost changes (Base* – Actual fuel cost**) every quarter.

* Base fuel cost: Avg. fuel cost of previous 1 year / ** Actual fuel cost: Avg. 3-month fuel cost

g Fuel cost based on LNG, coal, oil price disclosed by Korea Customs Service

B.	Consumer protection: 3-tier protection mechanism devised to prevent consumer confusion due to drastic increase or decrease of tariff or frequent tariff changes

Limited range of adjustment: Under the precondition that base fuel cost remains the same, tariff adjustment will be within maximum of ±5 KRW/kWh range, and can change only up to 3 KRW (Korean Won) as compared to previous term’s tariff*.

* When maximum ceiling (±5won) is reached, tariff will not be increased or decreased

4-person household:	~1,050 KRW/Mo (~1,750KRW/Mo) based on avg usage (350kWh, 55K KRW/Mo)
industrial/commercial:	~280K KRW/Mo (~46K KRW/Mo) based on avg usage (9,240kWh, 1,190K KRW/Mo)

No adjustment: No adjustments are made if quarterly change is within 1 KRW/kWh to prevent frequent tariff changes.

Savings Clause: Government can withhold tariff adjustment in exceptional situations, e.g., oil price spike.

C.	Expected impact

Fuel cost changes are regularly reflected on electricity tariff to better signal the market and encourage rational electric consumption via enhanced predictability of tariff adjustment.

* Fuel cost related data, e.g., KCS fuel price, is fully disclosed on KEPCO website.

Recent oil price decline expected to lower electricity tariff for the certain period.

-	Given that 2H 2020 oil price is reflected in 1H 2021, fuel cost adjusted tariff in 1H 2021 is expected to decline. (Jan. ~ Mar., -3KRW/kWh gApr. ~ Jun., -5KRW/kWh, Total 1 Trillion KRW decline)

* Typically, oil price & fuel cost move in the same direction with 5~6-month time gap

-	Tariff after 2H, 2021 is determined based on upcoming changes to oil price & exchange rates, but tariff decline is expected to continue as major agencies forecast oil prices to go down

* (Oil price forecast aggregates by forecasting agencies) (2H 2020) $42.7 g (1H 2021) $44.8 g (2H 2021) $48.0

-	If oil price continues to increase, fuel cost adjusted tariff can potentially increase; and consumer protection mechanism will be actively leveraged when oil price drastically increases.

Climate/Environment Tariff

A.	Summary: Bill climate/environment related cost separately to consumers to provide transparent information instead of providing a total electric charge

Include changes in climate/environment cost to calculate tariff adjustments from total comprehensive cost

* Climate/Env. tariff to be applied in Jan. 2021: 5.3KRW/kWh (4.9% of total tariff)

Renewable Portfolio Standard (RPS): 4.5 KRW/kWh

Emission Trading System (ETS): 0.5 KRW/kWh

Coal generation reduction cost to control particulate matter: 0.3KRW/kWh

●	4-person household: 1,850 KRW/Mo based on avg usage (350kWh, 55K KRW/Mo)

●	Ind/Commercial: 48K KRW/Mo based on avg usage (9.2MWh, 1,190K KRW/Mo)

●	In this revision, RPS cost (4.5 KRW), ETS cost (0.5 KRW) is separated from total electric volume tariff and only coal generation reduction cost (0.3 KRW) is newly reflected.

B.	Expected impact

By billing climate/environment related cost separately, as in other major countries, it will enhance consumer awareness on cost implication, and encourage engagement in expanding green energy.

Residential discount for non-discretionary use

Improvement to initial discount scheme needed as beneficiaries are mostly mid-to-high income (81%) and 1~2-person (78%) households

-	Expand support for underprivileged households while gradually reducing discounts provided to general households* (Termination in Jul. 2022)

* (From Jul. 2021~) Reduce discount amount by 50% (from 4,000 KRW/Mo to 2,000 KRW/Mo)

g (From Jul. 2022~) Terminate discount provided to general households

Surplus fund from reduced discount will be used in enhancing energy efficiency, increasing renewable energy grid connection facility investment and other socially beneficial activities.

* (Example) Subsidy for purchasing energy efficient appliance for underprivileged household selected for discount in 2021.

Optional seasonal & hourly tariff for residential use

A.	Summary: Introduce optional seasonal & hourly tariff, previously offered in industrial/commercial segments, to residential segment

Implement first in Jeju area (Jul. 2021) with 100% automatic meter reading infrastructure (AMI), and review phased roll-out to other areas based on current nationwide AMI penetration (42.7%).

* AMI is a prerequisite for seasonal/hourly tariff system to enable hourly metering.

B.	Expected Impact

Expand consumer choice by offering progressive tariff or seasonal/hourly tariff based on consumption pattern; and alleviate dissatisfaction against progressive tariff

Households that choose seasonal/hourly tariff option now have incentive to shift or reduce usage based on hourly rates g potentially reduce system peak load

Discount for privately-owned renewable generation*: 3-yr extension for <10kW capacity; terminate discount for >10kW capacity

* 50% of tariff is discounted for consumption saved from privately-owned renewable capacity installed in industrial/commercial segment g 23.8 Billion KRW discount provided to 14,365 premises in 2019

☐	Facilities under 10kW capacity, which is 88.7% of renewable discount customers, will enjoy 3-yr extension to increase penetration and to better manage peak demand.

However, facilities exceeding 10kW are able to create value via surplus power trading (cash settlement), PPAs and thus, discount benefit will be terminated for them.

ESS discount*: Expand peak hour discount & extend special discounts for ESS shut-down sites

* Base rate discount of 3X contribution to peak reduction via ESS discharge (Discount reduced to 1X contribution from Jan. 2021 to Mar. 2026)

50% discount from base rate for recharging ESS (Discount ends in Dec. 2020) g 283 Billion KRW discount provided to 463 premises in 2019

☐	1X discount to base rate applied from Jan. 2021 will be refined to provide additional incentive when ESS is discharged during designated seasonal peak hours (3 hours)

* (Before) 1X peak reduction is recognized when discharged at seasonal peak hours (After) 1.1~1.34X peak reduction is recognized when discharged at designated seasonal hours (3hours).

☐	Sites that shut down ESS due to government recommendation will receive extended discount period recognized by ESS Loss Compensation Committee

☐

Along with revised tariff system, KEPCO and Gencos will drastically reduce power supply cost via rigorous business innovation and minimize risk of tariff increase by strengthening government supervision

Set power supply cost threshold

A.	Overview: Set threshold per annum for internal cost such as wages, SG&A, PP&E for KEPCO & Gencos and exclude cost exceeding the threshold from tariff

B.	Detailed implementation plan

Limit power supply cost hike to <3% per annum in the next 5 years to save KRW 7~8 Trillion (Supply cost growth in the past 5 years (2014~19): 5.3%

* However, manage optimal level of investment for renewable gird connection facility & safety management

Set supply cost as KPI to reflect on internal evaluation

Establish Business Innovation Committee comprised of external experts to regularly monitor & disclose supply cost savings effort

In order to objectively assess cost savings effort, develop supply cost target compliance & savings effort related index applied to public corporation evaluation

Strengthen government supervision

A.	Overview: Regularly verify total comprehensive cost which is currently carried out once a year, and engage private sector experts to enhance objectivity & depth of verification

B.	Detailed implementation plan

Establish/operate Tariff Cost Review Board with private sector expert participation*

* Comprised of legal experts, accounting experts and experts recommended by economic/consumer research institutions

Complete appointment & composition of the board by Jan. 2021, and start verification work from 2021 Electricity Tariff Determination Report scheduled to be submitted by Jun. 2021